

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

>   **Re: iConsumer Corp.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed May 10, 2018**
>   **File No. 024-10795**

Dear Mr. Grosshandler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed May 10, 2018

Letter to Prospective Shareholders, page 4

1.   Clarify the significance of your statement in the penultimate paragraph that you "don't control" the Bitcoin paid into your members' crypto wallets.

2.   We note your claim that your "markets are large," amounting to "hundreds of millions of people." Please qualify these statements with your current markets and your number of active customers.

3.   We note your claim in the fourth paragraph that "[c]onsumers who joined and shopped in the first quarter of 2018 have already generated more than it cost to acquire them." Qualify this statement with the possible costs involved in your planned rescission offering.

Risk Factors

Research and development for a block chain-based reward points system have costs..., page 7

4.   Disclose the approximate amount necessary to finish commercialization of your blockchain-based reward points system.

The price of Bitcoin and Ether assets are extremely volatile..., page 10

5.   We note your statement that the "company bears the exchange rate risk between the date the cryptocurrency is tendered and the date the investment is accepted and cryptocurrency is exchanged for US dollars." Reconcile this statement with your later statement on page 14 that the Company will not exchange tendered Bitcoin until the Company accepts the investor's subscription.

Dilution, page 12

6.   Please note that there is no distinction between no-fee shares earned and issued under Section 5 of the Securities Act of 1933. Therefore, if consumers continued to earn shares after May 2017, the statement: "iConsumer believes it was not obligated to issue no-fee shares since May 2017 when it terminated its offering..." is not correct and should be removed. In addition, the subsequent statement, "the company has not issued any no-fee shares that may have been earned subsequent to May 11, 2017" is confusing and should be removed. Further, revise the table to include all no-fee shares earned but not yet issued.

Plan of Distribution, page 13

7.   In your example in which an investor tenders Bitcoin to purchase $15,000 in shares, please revise to clarify that either the investor or company may cancel the purchase prior to acceptance of the subscription. Therefore, please highlight that if the price of 1 Bitcoin increased or decreased from $15,000, either party could cancel the transaction to the detriment of the other, and that this period of uncertainty could extend up to 90 days prior to acceptance. Also, clarify when it might not be "practicable" or "possible" for the company to bear the costs of the exchange fees and whether the investor would then be responsible for the costs.

Investors' Tender of Funds, page 15

8.   We note your statement that the "company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed." Reconcile this statement with your representation elsewhere that you may hold an investor's subscription for up to 90 days before deciding whether to accept it. Indicate how you or an investor with notify the other about a cancellation of a subscription.

The Incentive Program, page 16

9.   We note your statment that "[s]hould members not request a transfer, the company will

securely retain possession of that BTC, and it will reduce the requirement for future purchases." Clarify who is the owner of the Bitcoin prior to a transfer from the company's wallet to a consumer's wallet but after a consumer earns the reward. If it is the company, explain why since the consumer has earned it. If it is the consumer, explain how the company can use the Bitcoin for other rewards.

10. We note your response to our prior comment 7. Please revise to clarify if, under the current program, George would earn any reward for a member referred by Jody.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

11. We note your statement that as of December 31, 2017, the "company is completely dependent on the proceeds from a continuing offering of equities under Regulation A..." However, you terminated your Regulation A offering in May 2017. Please clarify.

Rescission Offer, page 34

12. Clarify whether a consumer will be able to rescind the share reward but not the Bitcoin reward. Clarify why a consumer who accepts the company's rescission offer and receives cash must execute a subscription agreement. We also note that you estimate that the cost of the rescission offer to be approximately $36,000 if all consumers eligible decide to accept the rescission offer. Confirm that this includes the repurchase of all Bitcoin awarded.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Robert Grosshandler
iConsumer Corp.
May 21, 2018
Page 4

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Telecommunications

cc: Jeanne Campanelli